
July 11, 2013

Via E-mail
Christopher H. Peterson
Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

> **Re:** **Ralph Lauren Corporation**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed May 23, 2013**
> **File No. 001-13057**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations - Fiscal 2013 Compared to Fiscal 2012, page 42

1. We note that in Fiscal 2013, you began to present your comparable store sales change as a single, consolidated metric including your Ralph Lauren stores, factory stores, club Monaco stores, and e-commerce sites. We also note "e-commerce will remain a critical area of focus and investment for [you] over the next several years." To enhance an investor's understanding of your sales trends and potential variability, in future filings please confirm that in future filings you will present comparable store sales in a manner that separately quantifies e-commerce (e.g. comparable store sales percentage change excluding e-commerce sales) and appropriately discuss the impact of such changes on your operations. Please provide us with draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining